Exhibit 99.1

Pembina Pipeline Corporation Announces Increased April 2012 Dividend

CALGARY, April 12, 2012 /CNW/ - The Board of Directors of Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) has declared an April 2012 cash dividend of $0.135 per share to be paid, subject to applicable law, on May 15, 2012 to shareholders of record on April 25, 2012. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

As previously announced, Pembina has increased its monthly dividend rate from $0.13 per share per month ($1.56 annualized) to $0.135 per share per month ($1.62 annualized), representing a 3.8 percent increase and reflecting management's confidence in the significant operational and financial strength of the Company going forward.

For shareholders receiving their dividends in U.S. funds, the April 2012 cash dividend will be approximately U.S.$0.1343 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.995. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

About Pembina

With nearly 60 years experience, Calgary-based Pembina Pipeline Corporation is a well-managed and responsible transportation and service provider to North America's energy industry. Pembina owns and operates pipelines that transport crude oil, natural gas liquids, diluent and diluted bitumen produced in western Canada, offers a full spectrum of midstream and marketing services and has a strong presence in the gas services sector. Pembina also owns and manages a natural gas liquids infrastructure and logistics business, with facilities strategically located in western Canada and in the premium natural gas liquids markets in eastern Canada and the U.S. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL and PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

All dollar values are in Canadian dollars unless otherwise stated.

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-7500
1-888-428-3222
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:01e 12-APR-12